SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 9)

ALLOS THERAPEUTICS, INC.

(Name of Subject Company)

ALLOS THERAPEUTICS, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

019777101

(CUSIP Number of Class of Securities)

Paul Berns

Chief Executive Officer

11080 CirclePoint Road, Suite 200

Westminster, CO 80020

(303) 426-6262

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Joshua M. Dubofsky

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025-3656

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on April 13, 2012 and amended on April 20, 2012, April 24, 2012, May 1, 2012, May 7, 2012, May 10, 2012, May 25, 2012, June 8, 2012 and June 22, 2012 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”), by Allos Therapeutics, Inc., a Delaware corporation (the “Company”), relating to the tender offer disclosed in a Tender Offer Statement on Schedule TO, dated April 13, 2012 (the “Schedule TO”), filed by Sapphire Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Spectrum Pharmaceuticals, Inc., a Delaware corporation, pursuant to which Purchaser is offering to purchase all outstanding shares of common stock, par value $0.001 per share (including the associated rights to purchase shares of Series A Junior Participating Preferred Stock, the “Shares”), of the Company, at a purchase price of $1.82 per share, plus one contingent value right to receive additional consideration of $0.11 per Share in cash upon the achievement of specified milestones, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 13, 2012, and in the related Letter of Transmittal.

All information in the Schedule 14D-9 is incorporated into this Amendment by reference, except that such information is hereby amended to the extent specifically provided herein.

Item 3.	Past Contracts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended by replacing the second and third paragraphs immediately following the caption titled “CVR Agreement” in the section titled “Arrangements between the Company and Parent” with the following paragraphs:

“In January 2012, the EMA Committee for Medicinal Products for Human Use (“CHMP”) adopted an opinion recommending against approval of the MAA for FOLOTYN for the treatment of patients with relapsed or refractory PTCL in Europe. The Company submitted a request for re-examination of the CHMP opinion in January 2012, and, on April 19, 2012, the CHMP confirmed its position and adopted a final opinion recommending against approval of the MAA. The final opinion was based on a majority vote of the members of the CHMP, with a minority of members taking a divergent position. On the same day, the CHMP forwarded a copy of its final opinion to the European Commission (the “EC”), which is the regulatory authority responsible for rendering a final decision on the MAA.

On June 21, 2012, the Company received a letter from the EC stating that the EC had adopted the CHMP’s opinion recommending against approval of the MAA. The decision is final and binding, and the Company has no means to appeal.”

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended by replacing the eleventh and twelfth paragraphs following the caption titled “The Company’s Further Consideration of Strategic Alternatives and the Merger Agreement” in the section titled “Background of the Offer; Reasons for the Company Board’s Recommendation” and in the subsection titled “Background of the Offer” with the following paragraphs:

“In addition, in January 2012, the CHMP adopted an opinion recommending against approval of the MAA for FOLOTYN for the treatment of patients with relapsed or refractory PTCL in Europe. The Company submitted a request for re-examination of the CHMP opinion in January 2012, and, on April 19, 2012, the CHMP confirmed its position and adopted a final opinion recommending against approval of the MAA. The final opinion was based on a majority vote of the members of the CHMP, with a minority of members taking a divergent position. On the same day, the CHMP forwarded a copy of its final opinion to the EC, which is the regulatory authority responsible for rendering a final decision on the MAA.

On June 21, 2012, the Company received a letter from the EC stating that the EC had adopted the CHMP’s opinion recommending against approval of the MAA. The decision is final and binding, and the Company has no means to appeal.”

Item 4 of the Schedule 14D-9 is hereby amended by replacing the third paragraph following the caption titled “Important Information About the Company Prepared Financial Forecasts and Non-Risk Adjusted US Net Sales Forecast” in the section titled “Certain Financial Forecasts” with the following paragraph:

“With respect to regulatory approval of FOLOTYN for the treatment of patients with relapsed or refractory PTCL in Europe, in January 2012, the CHMP adopted an opinion recommending against approval of the MAA for FOLOTYN for the treatment of patients with relapsed or refractory PTCL in Europe. The Company submitted a request for re-examination of the CHMP opinion in January 2012, and, on April 19, 2012, the CHMP confirmed its position and adopted a final opinion recommending against approval of the MAA. The final opinion was based on a majority vote of the members of the CHMP, with a minority of members taking a divergent position. On the same day, the CHMP forwarded a copy of its final opinion to the EC, which is the regulatory authority responsible for rendering a final decision on the MAA. On June 21, 2012, the Company received a letter from the EC stating that the EC had adopted the CHMP’s opinion recommending against approval of the MAA. The decision is final and binding, and the Company has no means to appeal.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2012

ALLOS THERAPEUTICS, INC.

By:	/s/ Marc H. Graboyes
Name:	Marc H. Graboyes
Title:	Senior Vice President, General Counsel